KAKKIMON ACQUISITIONS CORP.
                        176 John Street, Hollywood Suite
                        Toronto, Ontario, Canada M5T 1X5




                                 August 7, 2002

Amanda Gordon, Mail Stop 0304
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Withdrawal of Form 10-SB
            File No. 0-49858

Dear Ms. Gordon:

      This will serve as our request that the above-referenced registration statement on Form 10-SB be withdrawn effective immediately. We understand that on withdrawal the registration statement will not go effective on August 11, 2002, and Kakkimon Acquisitions Corp., will not have any class of securities registered under Section 12 of the Securities Exchange Act of 1934.

      Thank you for your assistance in this matter.


                                          /s/ Milton Klyman, President